

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail
Mr. Mark W. Legg
Chief Financial Officer
American Reprographics Company
700 North Central Avenue
Suite 550
Glendale CA 91203

December 28, 2006

RE: **American Reprographics Company**
        Form 10-K for Fiscal Year Ended December 31, 2005
        Filed March 16, 2006
        File No. 001-32407

Dear Mr. Legg:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                    Larry Spirgel
                                    Assistant Director